June 24, 2013

Maryse Mills-Apenteng

Special Counsel

Barbara C. Jacobs

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re: JobLocationMap, Inc.

Registration Statement on Form S-1

Filed April 30, 2013

File No. 333-188225

Dear Ms. Mills-Apenteng:

Below please find the Company’s responses to your comment letter of May 24, 2013.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;
•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

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We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

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Other than this prospectus upon effectiveness, no material has or will be provided to potential investors that are qualified institutional buyers or institutional accredited investors, nor are any research reports published or distributed by any broker dealer who will participate in this offering.

3. Your disclosure indicates that you are a development stage company that intends to engage in the development of a visual job search service. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933 in view of the following:

•	Your disclosure indicates that you are development stage company issuing penny stock.
•	You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.
•	You have nominal assets.

Alternatively, please provide us with a detailed explanation as to why Rule 419 does not apply to your offering.

The Company has already begun developing its website and has contracted with a consultant to prepare such site. The Company has a set business plan which does not include the merger or acquisition with any other entity.

4. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such. If you conclude that your company is a shell company, please also disclose the consequences of that status, such as, but not limited to, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Shell company disclosure added.

Prospectus Cover Page

5. You state both that your offering is being made on an “all or nothing” basis and that it is a “best efforts” offering with no minimum number of shares required to be sold to close the offering. Since these offering types are mutually exclusive, please revise the cover page and throughout your document as appropriate to clarify the basis on which you are conducting your offering.

Revised to state all or nothing.

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6. If, as it appears, you are conducting a best efforts, no minimum offering, please revise the cover page to specifically address the “no minimum” structure of the transaction. In this regard, the cover page disclosure should reflect the possibility that all of the shares may not be sold and should address the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering. In addition, please revise other relevant sections of the prospectus, such as the risk factors, to address the impact the various outcomes could have on your business plans.

Revised to all or nothing offering.

7. Please review and revise your disclosure on the cover page to present the information in a way that enhances readability and is in accordance with the plain English principles provided in Rule 421(d) of Regulation C. For instance, please avoid the use of defined terms and repetitive disclosure.

Clarified.

Prospectus Summary, page 1

8. Please relocate the initial paragraph relating to forward-looking statements so that it appears later in the prospectus, after risk factors.

Moved to after risk factors.

9. If your offering is made on a best efforts, no minimum basis, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. Where you reference shares to be sold in this offering, please revise throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby.

All or nothing nature disclosed.

10. When discussing the proceeds from this offering, please revise to present the proceeds on a net basis. We note that you estimate incurring offering expenses of approximately $12,500.

Revised for net proceeds.

Risk Factors

Risks Relating to Our Business

“We may not be able to execute our business plan or stay in business…,” page 5

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11. Please expand this risk factor, or add a separate risk factor, to address your liquidity position in quantified terms. Specifically, disclose in the risk factor subheading your available cash resources as of the most recent practicable date and the minimum number of months those cash resources will allow you to meet your financial obligations. Your risk factor discussion should specify the dollar amount, less your available cash resources, needed to meet your financial obligations for the next 12 months and discuss the related risks. Ensure that your disclosure here is consistent with your Liquidity and Capital Resources discussion in MD&A.

Additional risk factor added.

Risks Relating to Our Common Stock, page 7

General

12. Please include risk factor disclosure informing potential investors that you have not conducted an evaluation of the effectiveness of your internal control over financial reporting. In addition, consistent with Item 308 of Regulation S-K, revise to indicate that you will not be required to conduct any such evaluation until your second annual report. Such disclosure should address the resulting risks to potential investors created by these circumstances.

Internal control risk factor added.

13. Given that you currently have two shareholders of record, it appears likely that you will have fewer than 300 shareholders following the completion of the offering. Please consider adding appropriate risk factor disclosure to explain the automatic reporting suspension of Section 15(d) of the Exchange Act and the potential effects on the company and its investors, including with respect to your ability to have the price of your securities quoted on the OTC Bulletin Board.

Disclosure that the registrant intends to file a Form 8A added.

Use of Proceeds, page 13

14. If your offering is made on a best efforts, no minimum basis, please revise your disclosure to indicate the order of priority of each of your intended uses of the net proceeds if substantially less than the maximum proceeds are obtained. In this regard, please expand your disclosure to discuss how you will use the net proceeds from this offering in the event you sell 25%, 50%, 75% and 100% of the shares offered. For guidance, see Instruction 1 to Item 504 of Regulation S-K. In this regard we note your disclosure on page 33, that if you do not sell all of the shares in this offering, you will not implement your business plan at all, except maintaining your reporting with SEC and remain in good standing with the state of Nevada.

Offering is on an all or nothing basis.

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Description of Business, page 17

General

15. Throughout your document, you describe your website as a social networking website and compare your intended market with the market for social networking websites. Given the description of the services that you intend to provide, please explain further how your business platform constitutes social networking rather than a career or job website. Please revise your document as appropriate or advise.

The social networking will be utilized as a sales component of the site and the platform itself is not social networking. Disclosure clarified.

The Market Opportunity, page 19

16. We note your reference to third-party industry reports such as the May 2010 eMarketer report. Please provide us with marked copies of any third-party reports cited in your document and include cross-references to the pages of your filing where the highlighted text is cited. Tell us whether any third-party reports referenced in your document were prepared specifically for this filing.

Provided. None of the third party reports were prepared specifically for this offering.

Effect of Existing or Probable Government Regulation, page 21

17. Provide us with the basis for your belief that government regulation will not have a material impact on the way you conduct your business. In reaching this conclusion, tell us whether you have considered regulations relating to issues such as user privacy, security of user data, anti-spam regulations and the like. In addition, please explain your reference to “alcohol related content” that may be available on your website.

Reference to alcohol deleted. The regulation of the internet is in its infancy and still developing. The site will limit access to personal information to members and disclose the Company’s policy regarding non release of such information to non-members.

Financial Statements

18. As you prepare your amended filing, please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Updated.

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Exhibit 5.1

19. We note that the par value referenced in the legality opinion is inconsistent with that referenced in the registration statement. Please advise.

Par value in the opinion revised.

20. Counsel opines in relevant part that the shares covered by the registration statement “are fully paid and non-assessable.” Please revise to provide a legality opinion that is consistent with the terms of your primary offering.

Revised to “will be fully paid and…”

Very truly yours,

Omri Morchi

President

JobLocationMap, Inc.

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